               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                      --------------------

                            Form 11-K

                      --------------------



     [ X ]                ANNUAL REPORT
                    PURSUANT TO SECTION 15(d)
                             OF THE
         SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

                    For the fiscal year ended
                        December 31, 1993

                               OR

     [   ]              TRANSITION REPORT
                    PURSUANT TO SECTION 15(d)
                             OF THE
        SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

     For the transition period from           to
                                    ---------    ----------
                  Commission File Number 1-9052

A. Full title of plan and the address of plan, if different from that of named issuer below:

               THE DAYTON POWER AND LIGHT COMPANY
                      EMPLOYEE SAVINGS PLAN




B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            DPL INC.
                      Courthouse Plaza S.W.
                       Dayton, Ohio  45402

                       Report of Independent Accountants
                        ---------------------------------

To the Operating Committee of The Dayton Power and Light Company and the Members of The Dayton Power and Light Company Employee Savings
  Plan:


In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The Dayton Power and Light Company Employee Savings Plan at December 31, 1993 and 1992, and the changes in its net assets available for benefits for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.






Price Waterhouse
Dayton, Ohio
June 15, 1994

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


                       The Dayton Power and Light Company
                 Employee Savings Plan for Non-Union Employees
                 Statement of Net Assets Available for Benefits




                                                            December 31,
                                                         1993          1992
                                                      ----------   -----------
  Assets
  ------



Investments at fair value (Note 3):

  Guaranteed Investment Contracts                     $              $3,164,541
  DPL Inc. Common Stock Fund                            2,028,336
  Short-term Investments and Cash                       3,383,247     2,332,023
  IDS Collective Income Fund                            1,846,354     1,212,075
  IDS Research 150 Fund                                 2,291,430     1,147,924
  IDS Mutual Fund                                       2,946,149     1,224,434
  IDS Cash Management Fund                                134,758        81,340
                                                      -----------    ----------
    Total Investments                                  12,630,274     9,162,337

Receivables:

  Accrued Contributions                                   105,299        73,103
                                                      -----------    ----------

    Net Assets Available for Benefits                 $12,735,573    $9,235,440
                                                      ===========    ==========





(The accompanying notes are an integral part of the financial statements.)


                       The Dayton Power and Light Company
                  Employee Savings Plan for Non-Union Employees
                       Statement of Changes in Net Assets
                             Available for Benefits




                                                  Year Ended December 31,
                                           ------------------------------------
                                              1993         1992         1991
                                           ----------   ----------   ----------



Investment income (Note 4):
  Interest Earned                          $   265,700  $  439,073   $  521,354
  Investment Earnings                          404,038     216,636
  Dividends                                     76,102
  Net Appreciation in Fair Value
   of Investments                              258,735      34,293
  Net Realized Gain on Investments              16,902       1,250
                                           -----------  ----------   ----------
                                             1,021,477     691,252      521,354

Employee contributions (Note 6)              2,701,444   1,739,111    1,315,181
Transfers to Plan (Note 6)                      31,880
                                           -----------  ----------   ----------
  Total additions                            3,754,801   2,430,363    1,836,535

Benefits paid to participants (Note 9)        (254,668)   (435,330)    (193,110)
                                           -----------  ----------   ----------
  Net increase                               3,500,133   1,995,033    1,643,425

Net assets available for benefits:
  Beginning of year                          9,235,440   7,240,407    5,596,982
                                           -----------  ----------   ----------
  End of year                              $12,735,573  $9,235,440   $7,240,407
                                           ===========  ==========   ==========





(The accompanying notes are an integral part of the financial statements.)

                       The Dayton Power and Light Company
                 Employee Savings Plan for Non-Union Employees
                         Notes to Financial Statements
                           December 31, 1993 and 1992

Note 1 - Plan Description:
- - -------------------------

The Dayton Power and Light Company Employee Savings Plan (the Plan), effective January 1, 1985, as amended, was established by the Board of Directors of The Dayton Power and Light Company (the Company) to provide eligible non-union employees of the Company and certain affiliated companies with a 401(k) Plan. An eligible employee may execute a salary deferral agreement directing the Company to contribute to the Plan on behalf of the employee, subject to certain limitations, a fixed dollar amount per pay period (in multiples of $25) representing at least 1% of regular compensation. In addition, the participant may contribute up to 100% of certain quality performance awards received. All employee contributions to the Plan are 100% vested. Though there are no contributions by the Company under the Plan, the Company may match employee contributions made to the Plan on or after January 1, 1993, with shares of stock in the Company's parent, DPL Inc., held in the Employee Stock Ownership Plan (ESOP) of DPL Inc. adopted on October 8, 1992. In general, benefit payments are made in a lump sum distribution on the first to occur of the participant's termination of employment, at the participant's death, or April 1 of the calendar year following the calendar year in which the participant attains age 70 1/2.

The Plan was amended November 1, 1992 to coordinate the Plan with the employer matching opportunity in the ESOP. The Dayton Power and Light Company Employee Savings Trust (Trust) was amended effective January 1, 1992, to provide four investment options replacing the Guaranteed Investment Contract (GIC) investment option. Investment option participants may elect to invest their contributions in the IDS Cash Management Fund, the IDS Collective Income Fund, the IDS Mutual Fund and/or the IDS Research 150 Fund. The Trust was also revised November 1, 1992, to add an option to invest in a DPL Inc. common stock fund effective January 1, 1993.

The following is a brief description of the available Funds:

Guaranteed Investment Contracts (GICs) are an "income" type of investment that is managed to protect principal from loss while maintaining a steady rate of return. A GIC is a contract with an insurance company that pays a fixed rate of return on an investment and returns the principal upon maturity of the contract.

The IDS Cash Management Fund is a money market fund. This Fund has three main goals: conservation of capital, constant liquidity, and the highest possible current income consistent with these objectives. Capital growth is not an objective.

The IDS Collective Fund is in the "income" category of funds. This Fund is managed to help protect principal from loss while seeking an attractive, steady rate of return. This Fund invests in GICs, Bank Investment Contracts and short-term investments.

                       The Dayton Power and Light Company
                 Employee Savings Plan for Non-Union Employees
                         Notes to Financial Statements
                           December 31, 1993 and 1992
                                   Continued


Note 1 - Plan Description: - Continued
- - -------------------------

The IDS Mutual Fund is a growth and income fund. The Fund focus is on balanced growth from debt and equity securities of medium to large, well-established companies that offer long-term capital appreciation and income from dividends and interest.

The IDS Research 150 Fund is a growth and income fund. The Fund focus is on equity securities of about 150-200, well-established U.S. companies that offer long-term capital appreciation and income from dividends and interest.

The DPL Inc. Common Stock Fund is an investment Fund in which the only equity security held is DPL Inc. common shares. This Fund is offered to allow employees the opportunity to participate directly in the success of the Company through ownership of DPL Inc. common shares. The objective for this Fund is the growth of capital through both appreciation and current dividend income.

Note 2 - Summary of Significant Accounting Policies:
- - ---------------------------------------------------

Basis of Accounting
- - ------------------

The financial statements of the Plan have been prepared on the accrual basis of accounting.

Investment Valuation
- - --------------------
Investments are valued using quoted market prices except for GIC's, which are valued at contract value. Contract value represents contributions made, plus interest at the contract rate.

Income Taxes
- - ------------

The Plan is exempt from federal income tax purposes as a qualified employee benefit plan under Sections 401(a) and 501(a) of the Internal Revenue Code; the Plan received a determination letter from the Internal Revenue Service (IRS) dated July 23, 1993, indicating that the Plan is so qualified for amendments through that date.

                       The Dayton Power and Light Company
                 Employee Savings Plan for Non-Union Employees
                         Notes to Financial Statements
                           December 31, 1993 and 1992
                                   Continued


Note 3 - Investments:
- - --------------------

The following table presents the fair value and cost of investments held by the Plan at December 31, 1993 and 1992. Investments that represent five percent or more of the Plan's net assets are separately identified.


                                                 December 31, 1993
                                   -------------------------------------------
                                   Number of Shares   Fair Value       Cost
                                   ----------------   ----------    -----------


DPL Inc. Common Stock Fund              192,369       $ 2,028,336   $ 1,976,679
Short-term Investments and Cash                         3,383,247     3,383,247
IDS Collective Income Fund              134,037         1,846,354     1,846,839
IDS Research 150 Fund                   144,789         2,291,430     2,137,608
IDS Mutual Fund                         236,392         2,946,149     2,892,408
IDS Cash Management Fund                                  134,758       134,758
                                                      -----------   -----------
                                                      $12,630,274   $12,371,539
                                                      ===========   ===========


                                                 December 31, 1992
                                   -------------------------------------------
                                   Number of Shares   Fair Value       Cost
                                   ----------------   ----------    ----------


Guaranteed Investment Contract,
 Metropolitan Life, 8.38%, due
 1-1-94                                               $3,164,541    $3,164,541
Short-term Investments and Cash                        2,332,023     2,332,023
IDS Collective Income Fund               93,251        1,212,075     1,212,028
IDS Research 150 Fund                    79,789        1,147,924     1,083,525
IDS Mutual Fund                         102,172        1,224,434     1,254,587
IDS Cash Management Fund                                  81,340        81,340
                                                      ----------    ----------
                                                      $9,162,337    $9,128,044
                                                      ==========    ==========



                       The Dayton Power and Light Company
                 Employee Savings Plan for Non-Union Employees
                         Notes to Financial Statements
                           December 31, 1993 and 1992
                                   Continued

Note 4 - Investment Income:
- - --------------------------
The following table details the $1,021,477 and $691,252 investment income related to the Plan's investments for years ended December 31, 1993 and 1992, respectively.


                                            Year Ended December 31, 1993
                               --------------------------------------------------------
                                                                                  Net
                               Interest  Investment             Appreciation   Realized
                                Earned    Earnings   Dividends  in Fair Value    Gains
                               --------  ----------  ---------  -------------  --------

Guaranteed Invest. Contracts   $262,913
DPL Inc. Common Stock Fund                             $76,102    $ 51,657     $ 2,977
IDS Collective Income Fund               $102,340                     (485)        514
IDS Research 150 Fund                      41,498                  153,822       6,302
IDS Mutual Fund                           260,200                   53,741       7,109
IDS Cash Management Fund          2,787
                               --------  --------      -------    --------     -------
                               $265,700  $404,038      $76,102    $258,735     $16,902
                               ========  ========      =======    ========     =======


                                             Year Ended December 31, 1992
                                  --------------------------------------------------
                                                                               Net
                                  Interest    Investment    Appreciation    Realized
                                   Earned      Earnings     in Fair Value     Gains
                                  --------    ----------    -------------   --------

Guaranteed Invest. Contracts      $439,073
IDS Collective Income Fund                    $ 69,455        $     46       $  662
IDS Research 150 Fund                           19,654          64,401          (60)
IDS Mutual Fund                                127,527         (30,154)         648
                                  --------    --------        --------       ------
                                  $439,073    $216,636        $ 34,293       $1,250
                                  ========    ========        ========       ======



Note 5 - Priorities Upon Termination of The Plan:
- - ------------------------------------------------
Although the Company expects that the Plan will be permanent, it reserves the right to discontinue or terminate the Plan at any time. If the Plan should be terminated, in whole or in part, participants will be entitled to withdraw the full value of their accounts, to the extent allowed by law.

                       The Dayton Power and Light Company
                 Employee Savings Plan for Non-Union Employees
                         Notes to Financial Statements
                           December 31, 1993 and 1992
                                   Continued

Note 6 - Contributions:
- - ----------------------

Employee contributions withheld by the Company are paid into the Plan within ten days of the related payroll deductions.

The following table provides a detailed listing of employee contributions presented in the Statement of Changes in Net Assets Available for Benefits.



                                             Year Ended          Year Ended
                                          December 31, 1993   December 31, 1992
                                          -----------------   -----------------



Guaranteed Investment Contract              $     -             $    9,346
DPL Inc. Common Stock Fund                   1,003,567                -
IDS Collective Income Fund                     296,905             532,855
IDS Research 150 Fund                          606,490             602,785
IDS Mutual Fund                                716,206             538,405
IDS Cash Management Fund                        46,080              55,720
Net Accrued Contributions                       32,196                -
                                             ---------          ----------
                                            $2,701,444          $1,739,111
                                            ==========          ==========



In 1993, there were transfers of $31,880 between the Employee Savings Plan for Collective Bargaining Employees and the Employee Savings Plan for Non-Union Employees. These transfers reflect the movement of savings for employees who have moved between Union and Non-Union status.

Note 7 - Administrative Expenses:
- - --------------------------------

The Plan is administered by the Company, without charge to the Plan, and trusteed by IDS Trust. All fees incurred in the administration of the Plan and the trust fund are borne by the Company, including the trustee's compensation and expenses and any broker's fees incurred by the trust.

Note 8 - Change in Trustee:
- - --------------------------

Effective January 1, 1992, IDS Trust, a division of the IDS Bank and Trust, was appointed trustee of the Plan by the Company, superseding the previous trustee, Society Bank.

                       The Dayton Power and Light Company
                 Employee Savings Plan for Non-Union Employees
                         Notes to Financial Statements
                           December 31, 1993 and 1992
                                   Continued



Note 9 - Benefits:
- - -----------------

In 1991, the Plan changed its method of accounting for benefit obligations to persons who have withdrawn from participation in the Plan. In order to comply with guidance for accounting and disclosure requirements for employee benefit plans, the Statement of Net Assets available for Benefits does not include benefit obligations payable. Benefit obligations due to persons who have withdrawn from participation in the Plan are $10,074 at December 31, 1993. These amounts are reflected as liabilities in the Plan's Form 5500.

The following table provides a detailed listing of benefits paid to participants in the year ended December 31, 1993 and 1992.



                                             Year Ended          Year Ended
                                          December 31, 1993   December 31, 1992
                                          -----------------   -----------------


Guaranteed Investment Contract                $ 47,556            $270,786
DPL Inc. Common Stock Fund                      40,474                -
IDS Collective Income Fund                      32,605             117,300
IDS Research 150 Fund                           77,544              23,854
IDS Mutual Fund                                 46,807              19,334
IDS Cash Management Fund                         9,682               4,056
                                              --------            --------
                                              $254,668            $435,330
                                              ========            ========






                                                                   Schedule I
                                                                   ----------


                       The Dayton Power and Light Company
                 Employee Savings Plan for Non-Union Employees
     Statement of Assets Held for Investment Purposes at December 31, 1993







                                   Number of
                                    Shares         Fair Value          Cost
                                   ---------      ------------     -----------


DPL Inc. Common Stock Fund          192,369       $ 2,028,336      $ 1,976,679
Short-term Investment and Cash                      3,383,247        3,383,247
IDS Collective Income Fund          134,037         1,846,354        1,846,839
IDS Research 150 Fund               144,789         2,291,430        2,137,608
IDS Mutual Fund                     236,392         2,946,149        2,892,408
IDS Cash Management Fund                              134,758          134,758
                                                  -----------      -----------
                                                  $12,630,274      $12,371,539
                                                  ===========      ===========












                                                                             Schedule II
                                                                             -----------


                            The Dayton Power and Light Company
                      Employee Savings Plan For Non-Union Employees
                  Transactions or Series of Transactions in Excess of 5%
               of the Value of the Plan's Net Assets Available for Benefits
                           For the Year Ended December 31, 1993




                                                                               Number of
Identity of Party Involved   Purchased     Sold        Cost     Gain/(Loss)  Transactions
- - --------------------------   ---------  ---------   ---------   -----------  ------------
                                 $          $            $          $


DPL Inc. Common Stock Fund*  2,041,681       -           -          -             70
                                 -         67,978      65,002     2,976           16

IDS Mutual Fund              1,808,686       -           -          -             62
                                 -        147,824     142,520     5,304           32

IDS Research 150 Fund        1,168,055       -           -          -             56
                                 -        184,676     172,832    11,844           35

IDS Collective Income Fund     888,573       -           -          -             50
                                 -        254,326     253,806       520           46

Guaranteed Investment            -      3,427,454   3,427,454       -             13
Contract, Metropolitan
8.38%, 01/01/94






*Party in Interest

                           SIGNATURES

The Plan.
- - --------
Pursuant to the requirements of the Securities Exchange Act of 1934, the Operating Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.





                             The Dayton Power and Light Company
                                   Employee Savings Plan
                             ----------------------------------
                                       (Name of Plan)




Date    June 29, 1994        By Thomas M. Jenkins
      ------------------        -------------------------------
                                Thomas M. Jenkins
                                Member of Plan's Administrative
                                  Committee

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